OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Mercer International Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
588056101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,175,762

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,175,762

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,175,762

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,282,183

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,282,183

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,282,183

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b)

CUSIP No.	588056101

1	NAMES OF REPORTING PERSONS: David Einhorn I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		2,457,945

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,457,945

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,457,945

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

AMENDMENT NO. 2 TO SCHEDULE 13G
This Amendment No. 2 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”), as filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2006, as amended by Amendment No. 1, filed with the SEC on February 14, 2007, is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight, LLC, “Greenlight”), and Mr. David Einhorn, principal of each of Greenlight LLC and Greenlight Inc, relating to common stock of Mercer International Inc., a Washington corporation (the “Issuer”).
This Amendment to Schedule 13G relates to common stock of the Issuer, par value $1.00 per share (“Common Stock”), owned by (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”, and together with Greenlight Fund and Greenlight Qualified, the “Greenlight Funds”) for which Greenlight Inc acts as the investment advisor.
This Amendment is being filed to amend and restate Item 4 as follows:

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
As of December 31, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:
i)	Greenlight LLC may be deemed the beneficial owner of 1,175,762 shares of Common Stock (including 950,697 shares of Common Stock issuable upon the conversion of the Issuer’s 8.5% Convertible Senior Notes due 2010 (the “Notes”) purchased by Greenlight Fund and Greenlight Qualified) held for the account of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc may be deemed the beneficial owner of 1,282,183 shares of Common Stock (including 1,049,303 shares of Common Stock issuable upon the conversion of the Issuer’s Notes purchased by Greenlight Offshore) held for the account of Greenlight Offshore.

iii)	Mr. Einhorn may be deemed the beneficial owner of 2,457,945 shares of Common Stock. This number consists of: (A) 1,175,762 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified (including 950,697 shares issuable upon conversion of the Notes), and (B) 1,282,183 shares of Common Stock held for the account of Greenlight Offshore (including 1,049,303 shares issuable upon conversion of the Notes).
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 4 (b)	Percent of Class:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 38,285,027, which is the sum of the 36,285,027 shares outstanding as of November 6, 2007, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007, and 2,000,000 shares of Common Stock issuable upon the conversion of the immediately convertible Notes.

Item 4 (c)	Number of shares as to which each such person has voting and dispositive power:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ DANIEL ROITMAN
	Name:	Daniel Roitman
	Title:	Chief Operating Officer

GREENLIGHT CAPITAL, INC.
By:	/s/ DANIEL ROITMAN
	Name:	Daniel Roitman
	Title:	Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.